FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

TABLE OF CONTENTS

Item

1.	Translation of a letter to CONASEV, dated September 22, 2006, regarding the Rules related to Key Events, Private Information and other Communications, Telefónica del Perú S.A.A.

Item 1

Lima, September 22, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

CONASEV

Re. Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications, Telefónica del Perú S.A.A. – even when it is a matter of public information due to its diffusion in means of communication – informs that the Peruvian Government formed a working party that will evaluate proposals to be formulated to our business for the analysis of the monthly income pertaining to the installment of connection of service of local fixed telephony, contemplated in the contracts of concession subscribed by Telefónica del Perú S.A.A. with the Peruvian State.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: October 2, 2006	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.